UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934 (Amendment No. 4)
Archrock Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
                     03957U 100
(CUSIP Number)
Donald C. Wayne
16666 Northchase Dr.
Houston, Texas 77060
Telephone: (281) 836-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Archrock, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		29,064,637
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER*

		29,064,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	29,064,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	43%
14	TYPE OF REPORTING PERSON

	HC; CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AROC Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		29,064,637
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER*

		29,064,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	29,064,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	43%
14	TYPE OF REPORTING PERSON

	HC; CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AROC Services GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		29,064,637
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER*

		29,064,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	29,064,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	43%
14	TYPE OF REPORTING PERSON

	HC; OO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AROC Services LP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		29,064,637
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER*

		29,064,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	29,064,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	43%
14	TYPE OF REPORTING PERSON

	HC; OO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Archrock Services, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		29,064,637
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER*

		29,064,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	29,064,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	43%
14	TYPE OF REPORTING PERSON

	HC; CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Archrock MLP LP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		29,064,637
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER*

		29,064,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	29,064,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	43%
14	TYPE OF REPORTING PERSON

	HC; OO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Archrock GP LP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER*

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%
14	TYPE OF REPORTING PERSON

	HC; OO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Archrock GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER*

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%
14	TYPE OF REPORTING PERSON

	HC; OO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Archrock General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER*

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%
14	TYPE OF REPORTING PERSON

	HC; OO

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of Archrock Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 16666 Northchase Dr., Houston, Texas 77060.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by (i) Archrock, Inc., a Delaware corporation (“AROC”), (ii) AROC Corp., a Delaware corporation (“ACORP”), (iii) AROC Services GP LLC, a Delaware limited liability company (“ASGPLLC”), (iv) AROC Services LP LLC, a Delaware limited liability company (“ASLPLLC”), (v) Archrock Services, L.P., a Delaware limited partnership (“ASLP”), (vi) Archrock MLP LP LLC, a Delaware limited liability company (“MLP LP”), (vii) Archrock GP LP LLC, a Delaware limited liability company (“AROC GP”), (viii) Archrock GP LLC, a Delaware limited liability company (“Archrock GP”), and (ix) Archrock General Partner, L.P., a Delaware limited partnership (the “General Partner” and, together with AROC, ACORP, ASGPLLC, ASLPLLC, ASLP, MLP LP, AROC GP and Archrock GP, the “Reporting Persons”).
     AROC is a publicly traded company and is the sole shareholder of ACORP. ACORP is the sole member of ASGPLLC and ASLPLLC, the sole general partner and sole limited partner, respectively of ASLP. ASLP is the sole member of MLP LP, AROC GP and Archrock GP. Archrock GP and AROC GP is the sole general partner and sole limited partner, respectively, of the General Partner. The General Partner is the general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The business address of MLP LP and AROC GP is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The business address of each other Reporting Person is 16666 Northchase Dr., Houston, Texas 77060.
     (c) AROC, together with its subsidiaries, provides natural gas contract compression services, including parts and repair services, in the United States. The principal business of AROC is to be the sole shareholder of ACORP, the principal business of which is to be the sole member of ASGPLLC and ASLP LLC. The principal business of ASGPLLC and ASLPLLC is to be the sole general partner and sole limited partner, respectively of ASLP. The principal business of ASLP is to be an operating company of AROC and to hold the equity interests in other entities, including all of the membership interests in MLP LP, AROC GP and Archrock GP. The principal business of MLP LP is to hold common units in the Issuer. The principal business of AROC GP and Archrock GP is to be the sole limited partner and sole general partner, respectively, of the General Partner. The principal business of the General Partner is to be the general partner of the Issuer and manage the business and affairs of the Issuer and to hold the general partner units and incentive distribution rights in the Issuer.
  (d) - (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) See Schedule I for citizenship of each of the executive officers, directors and each person controlling the Reporting Persons.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration

     On November 19, 2016, pursuant to a Contribution, Conveyance and Assumption Agreement, the Issuer and its subsidiaries acquired assets from AROC and certain of its subsidiaries, consisting of customer contracts serving 63 customers together with 260 compressor units used to provide compression services under those contracts. The consideration paid to AROC’s affiliates consisted entirely of the Issuer’s equity, composed of 5,482,581 common units issued to MLP LP and 111,040 general partner units issued to the General Partner.

Item 4. Purpose of Transaction
     The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions.   The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
     (b) None.
     (c) None.
     (d) The General Partner is not elected by the Issuer’s unitholders and will not be subject to re-election on a regular basis in the future. The Issuer’s unitholders will also not be entitled to elect the directors of Archrock GP, which is the general partner of the General Partner, or directly or indirectly participate in the Issuer’s management or operation. Under the Amended and Restated Limited Liability Company Agreement of Archrock GP, ASLP, as the sole member, has the right to elect the members of the board of directors of Archrock GP.
     (e) AROC, as indirect owner of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future.
     Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.
     The Partnership Agreement is hereby incorporated in its entirety in this Item 4 by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008.
Item 5. Interest in Securities of the Issuer
     (a) (1) Each of AROC, ACORP, ASGPLLC and ASLPLLC as indirect owners of MLP LP, and ASLP, as direct owner of MLP LP, may be deemed to be the beneficial owner of the 29,064,637 common units reported herein, which represents approximately 43% of the outstanding common units of the Issuer (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, and there being 65,518,399 common units outstanding as of November 19, 2016.
          (2) MLP LP is the record and beneficial owner of the common units reported herein.
          (3) Archrock GP and AROC GP, as the sole general partner and sole limited partner, respectively, of the General Partner, each may be deemed to beneficially own 1,326,965 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (4) The General Partner does not beneficially own any common units of the Issuer. The General Partner owns 1,326,965 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (5) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

     (c) Except as described in this Item 5(c), Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the common units during the past 60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in the common units during the past 60 days by the Listed Persons.
(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
    The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
     Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.
     The Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, voting, distributions, transfers, the General Partner’s limited call right and allocations of profits and losses to the partners.
     Under the Amended and Restated Limited Liability Company Agreement of Archrock GP, ASLP, as the sole member, has the right to elect the members of the board of directors of Archrock GP, which is the general partner of the General Partner.
     References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the First Amended and Restated Agreement of Limited Partnership of the Issuer filed as Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Amended and Restated Limited Liability Company Agreement of Archrock GP as set forth in this Item 6 are qualified in their entirety by reference to the Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed October 26, 2006, which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits

99.1
Contribution, Conveyance and Assumption Agreement, dated October 31, 2016, by and among Archrock, Inc., Archrock Services, L.P., Archrock Services Leasing LLC, Archrock GP LP LLC, Archrock GP LLC, Archrock MLP LP LLC, Archrock General Partner, L.P., Archrock Partners Operating LLC, Archrock Partners Leasing LLC and Archrock Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 3, 2016).

99.2
First Amended and Restated Agreement of Limited Partnership of Archrock Partners, L.P. (formerly Exterran Partners, L.P.), as amended (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2008).

99.3
Amended and Restated Limited Liability Company Agreement of Archrock GP LLC (formerly Exterran GP, LLC) (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 26, 2006).

99.4	Joint Filing Statement filed herewith.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: November 29, 2016

ARCHROCK, INC.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

AROC CORP.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

AROC SERVICES GP LLC
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

AROC SERVICES LP LLC
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

ARCHROCK SERVICES, L.P.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

ARCHROCK MLP LP LLC
By:	/s/ Pamela Jasinski
	Name:	Pamela Jasinski
	Title:	Manager

ARCHROCK GP LP LLC
By:	/s/ Pamela Jasinski
	Name:	Pamela Jasinski
	Title:	Manager

ARCHROCK GP LLC
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President and General Counsel

ARCHROCK GENERAL PARTNER, L.P.
By:	ARCHROCK GP LLC, its general partner

By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President and General Counsel

Schedule 1
Listed Persons
(As of November 29, 2016)
Executive Officers of ARCHROCK, INC., AROC CORP., AROC SERVICES LP LLC, AROC SERVICES GP LLC, ARCHROCK SERVICES, L.P. and ARCHROCK GP LLC
Name: D. Bradley Childers
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 52,347
Transactions made within 60 days: None
Name: David S. Miller
Principal Occupation: Senior Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 17,332
Transactions made within 60 days: None
Name: Robert E. Rice
Principal Occupation: Senior Vice President and Chief Operating Officer
Citizenship: USA
Amount Beneficially Owned: 12,349
Transactions made within 60 days: None
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary, and of Archrock GP LLC, Senior Vice President and General Counsel
Citizenship: USA
Amount Beneficially Owned: 7,684
Transactions made within 60 days: None
Name: Donna A. Henderson
Principal Occupation: Vice President and Chief Accounting Officer
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None
Name: Jason G. Ingersoll
Principal Occupation: Vice President, Sales and Marketing
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None
Directors of ARCHROCK, INC.
Name: Anne-Marie N. Ainsworth
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None
Name: Wendell R. Brooks
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None
Name: D. Bradley Childers
Principal Occupation: President and Chief Executive Officer
Citizenship: USA

Amount Beneficially Owned: 52,347
Transactions made within 60 days: None
Name: Gordon T. Hall
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None
Name: Frances Powell Hawes
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None
Name: J.W.G. Honeybourne
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None
Name: James H. Lytal
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None
Name: Mark A. McCollum
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 2,000
Transactions made within 60 days: None
Directors of AROC CORP.
Name: Donna A. Henderson
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None

Name: Greek L. Rice
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 3,499
Transactions made within 60 days: None
Name: Donald C. Wayne
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 7,684
Transactions made within 60 days: None
Managers of AROC SERVICES GP LLC and AROC SERVICES LP LLC
Name: Donna A. Henderson
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None

Name: Greek L. Rice

Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 3,499
Transactions made within 60 days: None
Name: Donald C. Wayne
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 7,684
Transactions made within 60 days: None
Executive Officers of ARCHROCK MLP LP LLC
None.
Executive Officers of ARCHROCK GP LP LLC
None.
Managers of ARCHROCK MLP LP LLC and ARCHROCK GP LP LLC
Name: Pamela A. Jasinski
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None
Name: Mary E. Stawikey
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Transactions made within 60 days: None
Directors of ARCHROCK GP LLC
Name: D. Bradley Childers
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 52,347
Transactions made within 60 days: None

Name: James G. Crump
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 29,510
Transactions made within 60 days: None

Name: George S. Finley
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 32,117
Transactions made within 60 days: None
Name: David S. Miller
Principal Occupation: Senior Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 17,332
Transactions made within 60 days: None
Name: Robert E. Rice
Principal Occupation: Senior Vice President and Chief Operating Officer

Citizenship: USA
Amount Beneficially Owned: 12,349
Transactions made within 60 days: None
Name: Edmund P. Segner, III
Principal Occupation: Director
Citizenship: USA
Amount Beneficially Owned: 24,107
Transactions made within 60 days: None
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary
Citizenship: USA
Amount Beneficially Owned: 7,684
Transactions made within 60 days: None
Executive Officers of ARCHROCK GENERAL PARTNER, L.P.
None.

Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the common units.

EXHIBIT INDEX

99.1
Contribution, Conveyance and Assumption Agreement, dated October 31, 2016, by and among Archrock, Inc., Archrock Services, L.P., Archrock Services Leasing LLC, Archrock GP LP LLC, Archrock GP LLC, Archrock MLP LP LLC, Archrock General Partner, L.P., Archrock Partners Operating LLC, Archrock Partners Leasing LLC and Archrock Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 3, 2016).

99.2
First Amended and Restated Agreement of Limited Partnership of Archrock Partners, L.P. (formerly Exterran Partners, L.P.), as amended (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2008).

99.3
Amended and Restated Limited Liability Company Agreement of Archrock GP LLC (formerly Exterran GP, LLC) (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 26, 2006).

99.4	Joint Filing Statement filed herewith.